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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                Schedule TO
         Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                   of the Securities Exchange Act of 1934
                    (Amendment No. 4 - Final Amendment)*

                            Starbase Corporation
                     (Name of Subject Company (Issuer))

                     Galaxy Acquisition Corp. (Offeror)
              Borland Software Corporation (Parent of Offeror)
                         (Names of Filing Persons)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (Title of Class of Securities)

                                 8549104 03
                   (CUSIP Number of Class of Securities)

                          Keith E. Gottfried, Esq.
             Senior Vice President - Law and Corporate Affairs,
        General Counsel, Corporate Secretary and Chief Legal Officer
                        Borland Software Corporation
                             100 Enterprise Way
                        Scotts Valley, CA 95066-3249
                            Tel: (831) 431-1000
                            Fax: (831) 431-4171
 (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
                              with copies to:

 Richard E. Climan, Esq.                       Daniel E. Stoller, Esq.
   David A. Lipkin, Esq.                      Richard J. Grossman, Esq.
    Cooley Godward LLP                  Skadden, Arps, Slate, Meagher & Flom LLP
  Five Palo Alto Square                         Four Times Square
   3000 El Camino Real                        New York, NY 10036-6522
 Palo Alto, CA 94306-2155                       Tel:(212)735-3000
   Tel: (650) 843-5000                        Fax: (212) 735-2000
   Fax: (650) 849-7400

                         Calculation of Filing Fee

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Transaction valuation(1)                                 Amount of filing fee(2)

      $24,064,948                                               $2,214

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(1)  Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, based on the product of (i) $2.75 (i.e. the tender offer price) and (ii) 8,750,890, the maximum number of shares of Starbase common stock to be acquired in this tender offer and the merger (including 14,200 shares issuable upon exercise of Starbase stock options with a per share exercise price equal to or less than the tender offer price).

(2) Filing fee previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) under the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory No. 8 issued by the Securities and Exchange Commission on January 16, 2002, equals 0.0092% of the transaction valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

[ ] Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X] third-party tender offer subject to Rule 14d-1.

         [ ] issuer tender offer subject to Rule 13e-4.

         [ ] going-private transaction subject to Rule 13e-3.

         [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X ]

* This final amendment also constitutes the initial filing of the Schedule 13D of the Filing Persons with respect to the Securities of the Subject Company purchased by the Filing Persons in the Offer. The information contained herein and in the Tender Offer Statement on Schedule TO, as amended, is incorporated by reference for purposes of the initial filing of the Schedule 13D.


                                SCHEDULE 13D

CUSIP No. 8549104 03

1.   NAMES OF REPORTING PERSONS/
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
     Borland Software Corporation
     IRS Id. No:  942895440
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)  ( )
                                                                        (b)  ( )
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS*
     WC
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                          (  )

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
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                 7.   SOLE VOTING POWER
   NUMBER OF               0
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY    8.   SHARED VOTING POWER
   OWNED BY                6,911,965
     EACH       ----------------------------------------------------------------
   REPORTING     9.   SOLE DISPOSITIVE POWER
    PERSON                 0
     WITH       ----------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER
                           6,911,965
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           6,911,965
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                                                 (  )
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                           79.0%(1)
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14.  TYPE OF REPORTING PERSON
                           CO
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1    Based on the 8,736,690 shares issued and outstanding as of the close of business on November 23, 2002.




SCHEDULE 13D

     CUSIP No.  8549104 03

1.   NAMES OF REPORTING PERSONS/
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
     Galaxy Acquisition Corp.
     IRS Id. No: 16-1634601
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                        (a)  ( )
                                                                        (b)  ( )
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS*
     AF
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                          (  )

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
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                 7.   SOLE VOTING POWER
   NUMBER OF               0
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY    8.   SHARED VOTING POWER
   OWNED BY                6,911,965
     EACH       ----------------------------------------------------------------
   REPORTING     9.   SOLE DISPOSITIVE POWER
    PERSON                 0
     WITH       ----------------------------------------------------------------
                10.  SHARED DISPOSITIVE POWER
                           6,911,965
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           6,911,965
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                                                 (  )
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                           79.0%(1)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
                           CO
--------------------------------------------------------------------------------

1 Based on the 8,736,690 shares issued and outstanding as of the close of business on November 23, 2002.



This Amendment No. 4 is the final amendment to the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on October 11, 2002, relating to the offer by Galaxy Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Borland Software Corporation, a Delaware corporation ("Borland"), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Starbase Corporation, a Delaware corporation ("Starbase"), at a purchase price of $2.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer"), each dated October 11, 2002, of Purchaser previously filed as exhibits (a)(1) and (a)(2), respectively, to the Schedule TO. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase.


Item 1-9 and Item 11.

The Offer expired at 12:00 midnight, New York City time, on Friday, November 22, 2002. Based upon preliminary information provided by Mellon Investor Services LLC, the Depositary for the Offer, a total of approximately 6,911,965 Shares were validly tendered and not withdrawn in the Offer, including approximately 165,287 Shares tendered to the Depositary pursuant to the Offer's guaranteed delivery procedure. The Purchaser has accepted for payment all properly tendered Shares. Following the purchase of the Shares, the Purchaser is the beneficial owner of approximately 79.0% of the outstanding Shares.


Pursuant to the terms of the Merger Agreement, previously filed as exhibit
(d)(1) to the Schedule TO, all remaining publicly held Shares (other than Shares held by Company stockholders who properly exercise their appraisal rights under applicable Delaware law) will be acquired for $2.75 per Share in a subsequent second-step merger of the Purchaser and Starbase (the "Merger") upon satisfaction or waiver of the conditions to the Merger under the Merger Agreement, including the approval of the Merger Agreement by holders of Shares. As a result of the purchase of 79.0% of the outstanding Shares by the Purchaser in the Offer, the Purchaser has sufficient voting power to approve the Merger without the vote of any other holder of Shares.


On November 25, 2002, Borland issued a press release, a copy of which is filed as Exhibit (a)(11) to this Amendment No. 4 and is incorporated herein by reference, announcing the final results of the Offer.



Item 12. Exhibits.

         Item 12 of the Schedule TO is hereby amended and supplemented by including the following information:

         (a)(11) Press Release issued by Borland on November 25, 2002.

                                 SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GALAXY ACQUISITION CORP.


                                          By:  /s/ Keith E. Gottfried
                                               ---------------------------------
                                          Name:  Keith E. Gottfried
                                          Title: Vice-President





                                          BORLAND SOFTWARE CORPORATION


                                          By:  /s/ Keith E. Gottfried
                                               ---------------------------------
                                          Name:  Keith E. Gottfried

                                          Title: General Counsel
                                                 Corporate Secretary
                                                 and Chief Legal Officer
Dated: November 25, 2002




                               EXHIBIT INDEX

Exhibit
No.              Description
-------          -----------

(a)(11)          Press Release issued by Borland on November 25, 2002